Exhibit 12.1

SXC HEALTH SOLUTIONS CORP.

RATIO OF EARNINGS TO FIXED CHARGES
For the years ended December 31, 2007, 2006, 2005, 2004 and the ten months ended December 31, 2003
(in thousands, except ratios)
(Unaudited)

						Pro forma
	2007	2006	2005	2004	2003(2)	2007(3)
Net Income	$13,146	$13,647	$7,722	$2,294	$2,910	$(1,064)
Add:
Income Tax Expense	4,298	2,816	(558)	100	127	(3,679)
Fixed Charges	168	1,922	1,868	1,035	831	4,323

	17,612	18,385	9,032	3,429	3,868	(420)

Fixed Charges:
Interest on debt	0	970	1,582	889	746	3,623
Other interest charges and amortization of debt discount, premium and expense, net(1)	168	952	286	146	85	700

	168	1,922	1,868	1,035	831	4,323

Ratio of Earnings to Fixed Charges	104.74	9.57	4.84	3.31	4.65	-0.10

(1)	Other interest includes a reasonable approximation of the interest factor deemed to be included in rental expense.

(2)	Only 10 months are presented for 2003 as SXC changed its fiscal year end from February 29 to December 31 effective in 2003. Information is derived from the audited financial statements for the 10 months ended December 31, 2003 prepared in accordance with Canadian GAAP. SXC is unable to present the amounts in accordance with U.S. GAAP without unreasonable effort and expense.

(3)	Pro forma amounts include the acquisition of National Medical Health Card Systems, Inc. as if the merger occurred on January 1, 2007.